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                                                                  Exhibit 3 (ii)

     WHEREAS, the provisions of Section 2, Article III of the Bylaws of the Company currently provide for a Board of Directors consisting of nine directors, plus a variable Board as determined by the Board from time to time; and

     RESOLVED, that the Board of Directors wishes to increase the size of the Board of Directors through amendment of the Bylaws of the Corporation to a Board consisting of ten members;

     FURTHER RESOLVED, that, effective May 12, 1998, the provisions of Section 2, Article III of the Bylaws are hereby deleted in their entirety and replaced by the following:

     SECTION 2. NUMBER, TENURE AND QUALIFICATIONS: The provisions of Article VI of the Corporation's Articles of Incorporation provide for an indefinite number of directors, not less than seven (7) nor more than twelve (12), and require the exact number of directors to be set forth in the Bylaws. It is specified that the Corporation shall have ten (10) directors. Such number may be increased or decreased from time to time within the above-mentioned limits by amendment of these Bylaws. Each director shall hold office for the term for which he is elected or until his successor shall have been duly elected and qualified.

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